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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                          THE A CONSULTING TEAM, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  000881 10 2
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                                 (CUSIP Number)

                               Richard D. Falcone
                          The A Consulting Team, Inc.
                                77 Brant Avenue
                                   Suite 320
                            Clark, New Jersey 07066

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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                August 12, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------             SCHEDULE             -----------------------
CUSIP NO. 000881 10 2                 13D                            Page 2 of 6
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1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSON (ENTITIES ONLY)

          SHMUEL BENTOV
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |_|
                                                                         (B) |_|

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS                                                    PF

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    |_|
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States and Israel (dual citizenship)
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                  7.       SOLE VOTING POWER

                           An aggregate of 4,015,304 shares of Common Stock
                           (including 530,304 shares of Common Stock issuable
                           upon conversion of 530,304 shares of Series A
                           Preferred Stock, which are currently convertible at
                           the option of the holder) See Item 5
 NUMBER OF        --------------------------------------------------------------
   SHARES         8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
 REPORTING        --------------------------------------------------------------
PERSON WITH       9.       SOLE DISPOSITIVE POWER

                           An aggregate of 4,015,304 shares of Common Stock (including 530,304 shares of Common Stock issuable upon conversion of 530,304 shares of Series A Preferred Stock, which are currently convertible at the option of the holder) See Item 5

                  --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         An aggregate of 4,030,304 shares of Common Stock (including 530,304 shares of Common Stock issuable upon conversion of 530,304 shares of Series A Preferred Stock, which are currently convertible at the option of the holder) See Item 5
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                45.1%

                                                                      See Item 5
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14.      TYPE OF REPORTING PERSON                                            IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-----------------------             SCHEDULE             -----------------------
CUSIP NO. 000881 10 2                 13D                            Page 3 of 6
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Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 par value per share ("Common Stock"), of The A Consulting Team, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 77 Brant Avenue, Suite 320, Clark, New Jersey 07066.

Item 2.  Identity and Background

(a)               The name of the person filing this Schedule is Shmuel BenTov.

(b) The business address of Mr. BenTov is c/o The A Consulting Team, Inc., 77 Brant Avenue, Suite 320, Clark, New Jersey 07066.

(c) Mr. BenTov is the Chairman, Chief Executive Officer and President of the Issuer.

(d and e)         During the last five years, Mr. BenTov has not been (i)
                  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)               Mr. BenTov is a citizen of both the United States and Israel.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. BenTov used personal funds for the purchase of 530,304 shares of Series A Preferred Stock, $.01 par value per share ("Preferred Stock") on August 12, 2002.

Item 4.  Purpose of the Transaction

         Mr. BenTov purchased 530,304 shares of Preferred Stock on August 12, 2002 for investment purposes and in order to enable the Issuer to satisfy certain Nasdaq listing criteria to maintain quotation of its Common Stock on the Nasdaq SmallCap Market.

Item 5.  Interest in Securities of Issuer

(a) As of the date hereof, Mr. BenTov may be deemed to be the beneficial owner of 4,030,304 shares of Common Stock, which includes (i) an aggregate of 109,882 shares of Common Stock owned by Mr. BenTov's minor children, for whom he acts as custodian, (ii) 15,000 shares of Common Stock owned by Mr. BenTov's spouse, and (iii) 530,304 shares of Common Stock issuable upon conversion of 530,304 shares of Preferred Stock owned by Mr. BenTov. The shares of Preferred Stock owned beneficially by Mr. BenTov equal 100% of the total number of shares of Preferred Stock outstanding. The shares of Preferred Stock are convertible into shares of Common Stock on a 1:1 basis, subject to adjustment for stock splits, consolidations and stock dividends. The shares of Common Stock owned beneficially by Mr. BenTov equal 45.1% of the aggregate number of shares of Common Stock outstanding. For purposes of determining the aforementioned percentage, any security that Mr. BenTov has the right to acquire within sixty days is deemed to be outstanding but any security that any other person has the right to acquire within sixty days in not deemed to be outstanding.


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-----------------------             SCHEDULE             -----------------------
CUSIP NO. 000881 10 2                 13D                            Page 4 of 6
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(b)      Number of shares as to which such Reporting Person has:

                  (i)      Sole power to vote or direct the vote:

                           4,015,304 shares of Common Stock (including 530,304 shares of Common Stock issuable upon conversion of 530,304 shares of Preferred Stock, which are currently convertible at the option of the holder). The Preferred Stock votes on an as-converted basis with the Common Stock (currently 1:1). Mr. BenTov does not have either sole or shared power to vote or direct the vote of the 15,000 shares of Common Stock owned by his spouse.

                  (ii)     Shared power to vote or direct the vote:

                           Not Applicable.

                  (iii) Sole power to dispose or to direct the disposition of:

                           4,015,304 shares of Common Stock (including 530,304 shares of Common Stock issuable upon conversion of 530,304 shares of Preferred Stock, which are currently convertible at the option of the holder). Mr. BenTov does not have either sole or shared power to vote or direct the vote of the 15,000 shares of Common Stock owned by his spouse.

                  (iv) Shared power to dispose or to direct the disposition of:

                           Not Applicable.

(c) On August 12, 2002, the Issuer sold 530,304 shares of Preferred Stock to Mr. BenTov in exchange for $350,000.64. The Issuer relied upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering, in issuing the stock to Mr. BenTov. The shares of Preferred Stock are convertible into shares of Common Stock on a 1:1 basis, subject to adjustment for stock splits, consolidations and stock dividends.

(d)      Not applicable.

(e)      Not applicable.


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-----------------------             SCHEDULE             -----------------------
CUSIP NO. 000881 10 2                 13D                            Page 5 of 6
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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer

None


Item 7.  Material to be Filed as Exhibits

None


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-----------------------             SCHEDULE             -----------------------
CUSIP NO. 000881 10 2                 13D                            Page 6 of 6
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   August 20, 2002                     SHMUEL BENTOV




                                             /s/ Shmuel BenTov


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